Healthcare Business Resources, Inc.
718 Thompson Lane, Suite 108-273
Nashville, Tennessee 37204

September 22, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Ms. Cara Wirth

Ms. Mara Ransom

Re:         Healthcare Business Resources, Inc.
Form S-1/A
Filed September 8, 2020
File No. 333-239000

 Ladies and Gentlemen:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Healthcare Business Resources, Inc. (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated September 18, 2020. Your comments and the Company’s responses are set forth below.

Comment No. 1
Please update the "Promoters and control persons" disclosure to account for the August 8, 2020 grant of non-qualified stock options to Joel Arberman. Refer to Item 404(c)(1)(i) of Regulation S-K. Additionally, please tell us what consideration you gave to disclosing this option grant in accordance with Item 404(a) of Regulation S-K and, if applicable, please include the required disclosure in this section.

Response:
We modified the text on page 39. The value of the option grant exceeded the threshold amount in Item 404(d)(1)

Sincerely,
/s/ Stephen Epstein
Stephen Epstein
Chief Executive Officer